EXHIBIT 1



                     NORTEK ANNOUNCES STOCK REPURCHASE


PROVIDENCE, RI, April 26, 1996--Nortek, Inc. today announced the repurchase of  1,189,809  shares of its common stock, or approximately  10.6%  of  its outstanding  shares,  from  three directors,  Dennis  J.  McGillicuddy,  D.

Stevens McVoy and Barry Silverstein, at a price of $17.00 per share,  or  a total of $20.2 million.


The  repurchase  was approved by the Board of Directors and  by  a  Special

Committee  of the Board after receiving investment advice from  independent financial advisers.


According  to Nortek's Chairman and CEO, Richard L. Bready, "The directors,

who  no longer have an economic interest in the Company, have resigned  and new directors will be selected at a later date."


Bready continued, "This transaction brings the total shares acquired  under the  Company's  repurchase program since November 16, 1995 to approximately

2,276,009  shares.  The repurchase program is antidilutive,  and  if  these shares had been repurchased as of January 1, 1995, earnings per share would have been $1.36 versus $1.19 as previously reported."


Nortek,  Inc. (NYSE: NTK) manufactures and markets residential,  commercial and industrial building products.